Univar Inc.

3075 Highland Parkway, Suite 200

Downers Grove, Illinois 60515

VIA EDGAR

March 26, 2019

Sergio Chinos

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Post-Effective Amendment No. 1 on Form S-3
to Form S-4 Registration Statement
Filed March 1, 2019
File No. 333-228154
Request for Acceleration

Dear Mr. Chinos:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Univar Inc. (the “Company”) hereby requests the effective date of the Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement (File No. 333-228154) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on March 28, 2019, or as soon as possible thereafter.

Please contact John L. Robinson of Wachtell, Lipton, Rosen & Katz at (212) 403-1056 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration has been granted. Thank you for your assistance in this matter.

[Signature Page Follows]

Sincerely,

Univar Inc.

By:	/s/ Jeffrey W. Carr
Jeffrey W. Carr
Senior Vice President, General Counsel and Secretary

cc:	John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz